

December 18, 2014

Via E-mail
Kirstin McTaggart
Chief Compliance Officer
Sprott Physical Platinum and Palladium Trust
Suite 2700, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario, Canada, M5J 2J1

> Re: **Sprott Physical Platinum and Palladium Trust**
>   **Form 40-F for Fiscal Year Ended December 31, 2013**
>   **Filed March 31, 2014**
>   **File No. 001-35765**

Dear Ms. McTaggart:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibit 99.5

Calculation of Net Asset Value, page 21

1.   We note your disclosure on page 22 that you determine the value of the physical platinum and palladium bullion by its market value based on the price provided by a widely recognized pricing service as directed by the Manager. In future Exchange Act reports, please identify the widely recognized pricing service used by the Manager. Please also provide in future Exchange Act reports a description of how the pricing service calculates its valuations of the metals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: <u>Via E-mail</u>
       Anthony Tu-Sekine